UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549


                                Form 12b-25

                        NOTIFICATION OF LATE FILING

FORM 10-Q FOR PERIOD ENDED:  September 30, 1995

SEC FILE NUMBER: 33-15370-D

CUSIP NUMBER: 624297 10 7

PART I--REGISTRANT INFORMATION

Full Name:  CUSA Technologies, Inc.

Address: 986 West Atherton Drive, Salt Lake City, Utah  84123

PART II--RULES 12B-25(b) AND (c)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25.

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

Stated below in reasonable detail are the reasons why Form 10-K could not be filed within the prescribed time period.

The Registrant's recent acquisition activity has caused delays in completing the consolidation process and related quarter end adjustments.

Part IV--Other information

(1) Please contact Jon Beckstrand at (801) 278-2336 in regards to this notification.

(2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) have been filed.

(3) It is anticipated that significant changes in results of operations from the corresponding period will be reflected by the earnings statements to be included in the subject report or portions thereof as described below:

At September 30, 1994 the Registrant's operations included only three of the 11 entities which have been acquired by the Registrant in the past 18 months. At September 30, 1994, the Registrant's quarterly financials showed $4,631,932 in total net revenues and $113,481 of earnings before tax for the quarter then ended.

In the past year, the Registrant has acquired eight other companies. As a result of these acquisitions and internal sales growth, total net revenues have increased to approximately $10,690,000.00 and earnings before tax to approximately $110,000.00 for the three months ended September 30, 1995.


CUSA Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 1995           By /s/ Michael K. Hirano
                                    Michael K. Hirano, C.F.O.